September 26, 2024

Todd Macomber
Chief Financial Officer
Radiant Logistics, Inc.
Triton Towers Two
700 S. Renton Village Place
Seventh Floor
Renton, WA 98057

       Re: Radiant Logistics, Inc.
           Form 8-K
           Filed March 20, 2024
           File No. 001-35392
Dear Todd Macomber:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Pat Pazderka